Exhibit 99.1

Claude Resources Inc. To Release 2012 Second Quarter Financial and Operating Results, Conference Call and Webcast on August 13th

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, SK, July 31, 2012 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE MKT: CGR) (the "Company") has announced that it plans to release its 2012 second quarter financial and operating results on August 13, 2012 prior to market open. In addition to the news release, the Company will also be hosting a conference call and webcast beginning at 11:00 am Eastern Standard Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay will be available until August 21, 2012 at 11:59 PM ET by calling 1-855-859-2056 and entering the passcode 12908794.

To view and listen to the webcast please use the following URL in your web browser:
http://www.newswire.ca/en/webcast/detail/1009437/1090657

CNW's webcast of earnings calls is consistent with Investment Industry Regulatory Organization of Canada (IIROC) objectives of providing investors with material information broadly and quickly.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE MKT-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 983,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 11:00e 31-JUL-12